1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 11, 2024

Via Edgar

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington, DC 20549
Attn: Mr. Michael Rosenberg

Re:	Morgan Stanley Direct Lending Fund Registration Statement on Form N-2 File No. 333-276056

Dear Mr. Rosenberg:

On behalf of Morgan Stanley Direct Lending Fund (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a phone call on January 9, 2024 between Michael Rosenberg of the Staff and Matthew Carter of Dechert LLP, counsel to the Company, relating to the Company’s registration statement on Form N-2 (File No. 333-276056) that was filed with the SEC on December 15, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General Comments

1.	Please supplementally confirm that the trigger for share repurchases will not be tied to or based upon the IPO price.

Response:

The Company supplementally confirms that the trigger for share repurchases will not be tied to or based upon and IPO price.

2.	The Staff asks that the Company acknowledge its awareness of (1) the no-action letter dated October 12, 2005 issued by the SEC to Key Hospitality Acquisition Corporation, (2) the definitions of restricted period and of completion of participation in a distribution under Rule 100 of Reg M, and (3) the SEC Division of Trading and Markets Staff Legal Bulletin No. 9 regarding frequently asked questions about Reg M published on October 27, 1999 and last revised November 22, 2019.

January 11, 2024 Page 2

Response:

The Company acknowledges its awareness of the no-action letter, the definitions and the bulletin referenced in the Staff’s comment.

3.	In the section captioned “Delaware Anti-Takeover Law” that begins on p. 162 of the Registration Statement, disclose how voting rights for control shares may be restored and disclosed any exemptions for acquisitions of control shares. Also disclose the rationale of these provisions and whether the Board of Directors has considered the provisions and determined that these provisions are in the best interests of the Fund and its shareholders. Please disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the Investment Company Act.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that Section 203 of the Delaware General Corporation Law (“DGCL”) does not eliminate voting rights for any stockholders of the Company. Section 203 of the DGCL is a default provision that applies to Delaware corporations, such as the Company after its proposed initial public offering and listing on the NYSE, that have a class of voting stock listed on a national securities exchange, unless such corporation has made an election not to be governed by Section 203 of the DGCL in its original certificate of incorporation or stockholders of the corporation adopt an amendment to the corporation’s “certificate of incorporation or bylaws expressly electing not to be governed by [Section 203 of the DGCL].”[1]

The Company respectfully submits that (i) the first bullet point list that begins after the second paragraph under the caption “Delaware Anti-Takeover Law” in the Registration Statement beginning on page 162 and (ii) the last paragraph of the same section disclose the manner in which transactions with a control stockholder would not be subject to the restrictions on Section 203 of the DGCL, including that the transaction is approved in advance by the Company’s Board of Directors, including approval by a majority of its Independent Directors. Such disclosure is consistent with the Staff’s request for disclosure for exemptions from Section 203 of the DGCL.

The Company respectfully submits that the rationale for Section 203 of the DGCL is disclosed in the first paragraph under the caption “Delaware Anti-Takeover Law,” namely to “discourage certain coercive takeover practice and inadequate takeover bids and to encourage persons seek to acquire control of [the Company] to negotiate first with [its] Board of Directors.”

1 See Section 203(b)(1), (3), and (4) of the Delaware General Corporation Law.

January 11, 2024 Page 3

In response to the Staff’s comment regarding disclosure about the Board’s consideration of Section 203 of the DGCL, the Company will revise the disclosure in the first paragraph under the caption “Delaware Anti-Takeover Law” to read as follows (new language in bold/italics and deleted language in bold/strikethrough text):

The DGCL contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. Our Board of Directors has considered the implications of these provisions, including Section 203 of the DGCL, which is described in further detail below, and believes ~~We believe~~, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

In response to the Staff’s comment regarding disclosure about recent state and federal court decisions, the Company proposes to add the following paragraph at the end of the section captioned “Delaware Anti-Takeover Law” in the Registration Statement:

The Company is aware of certain recent federal and state court decisions regarding certain control share statutes in jurisdictions other than Delaware holding that such control share statutes are not consistent with the 1940 Act and acknowledges the possibility that a court may determine that Section 203 of the DGCL similarly conflicts with the 1940 Act. The Company’s bylaws provide that to the extent that any provision of the DGCL, including Section 203 of the DGCL, conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control.

* * * * * *

January 11, 2024 Page 4

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com or Thomas Friedmann at (617) 728-7120 or by email at thomas.friedmann@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, Morgan Stanley Direct Lending Fund

Orit Mizrachi, Morgan Stanley Direct Lending Fund

Michael Occi, Morgan Stanley Direct Lending Fund

David Pessah, Morgan Stanley Direct Lending Fund

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP

Jonathan Gaines, Dechert LLP